July 14, 2006

André DiMino, Chairman
Ivivi Technologies, Inc.
224-S Pegasus Avenue
Northvale, NJ 07647

Re: Ivivi Technologies, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed June 19, 2006
File No. 333-122768

Dear Mr. DiMino:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide supporting documentation for your statements that your existing products have been cleared by the FDA to be used and marketed as described throughout the registration statement.

Prospectus Summary, page 1

2. We note your response to prior comment 7. Please provide a reasonable basis for your continued reliance on the market projections based on 2003/4 market data or remove these projections.

Use of Proceeds, page 26

3. Revise to quantify and disclose the amount of net proceeds from this offering that will be used to pay interest due and payable as of the anticipated closing date on the notes issued in the November 2005 and March 2006 private placements.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 35

Overview, page 35

4. We note your response to prior comment 13. Please disclose whether you have received any feedback from CMS regarding clearance for reimbursement of the technology used in your products. Also revise to clarify whether you will be required to obtain clearance from CMS for reimbursement of the home use of your particular products, as opposed to clearance for the technology used in your products.

Liquidity and Capital Resources, page 40

5. We note your response to prior comment 33. Please expand your discussion of liquidity in MD&A to include a reasonably detailed cash flow discussion of your ability or inability to generate sufficient cash to support your operations during the twelve month period following the date of the financial statements.

Business, page 47

General

6. We note your response to prior comment 17. However, your discussion of "our PEMF technology" as opposed "our proprietary PEMF technology" is still confusing. Please limit your disclosure to a discussion of your particular products and your proprietary technology.

Business Overview, page 47

7. We note your response to prior comment 18 and the additional corresponding disclosure on page 48. Please include a brief description of the terms of your distribution agreements and tell us why you do not believe these agreements are material and should be filed as exhibits to the registration statement.

Our Strategy, page 51

8. Tell us whether you have obtained FDA clearance to market the Roma[3] and the Torino II, and if so, provide supporting documentation.

9. We note your response to prior comment 21. If you are party to other distribution agreements, aside from the 10 mentioned on page 52, please provide appropriate disclosure. Otherwise, tell us why you do not believe these agreements are material and should be filed.

Current Applications, page 55

10. Please provide supporting documentation for your statement that you have been authorized by the U.S. Department of Veterans Affairs to market and sell and/ or rent your products to VA facilities nationwide.

Potential New Markets and Applications, page 57

Pain Relief, page 60

11. We note your response to prior comment 22. Please tell us the reason for your delay in making your filing for FDA clearance.

Hair Loss Reduction, page 60

12. Please describe in greater detail the mentioned joint venture/ strategic alliance you are evaluating for the hair loss reduction market.

Research Studies, page 60

13. We note your response to prior comment 24. Please provide support for your statement that Dr. Casper will use your products in her research studies. Also tell us when you expect these studies to conclude.

14. We note your response to prior comment 26. Please disclose the terms of your month-to-month arrangement with Dr. Casper and tell us the amount paid directly to Dr. Casper during this period. We also note that the second phase of this study was halted in the fourth quarter of 2005. Tell us when you expect to resume this study.

Legal Proceedings, page 75

15. We reissue prior comment 28 with respect to the remaining complaint against Regenesis.

Management – Page 76

Employment Agreements, page 87

16. We note your response to prior comment 30. Please tell us when you expect to finalize these employment agreements. In this regard, we note that you have been in the process of negotiating your employment agreements with Messrs. Saloff and Di Mino since February 2005. Please note that we will need sufficient time to examine these agreements, and all other documents filed as exhibits, prior to acting upon a request for acceleration of the effective date of the registration statement.

17. Please include a description of all cited sections of the Internal Revenue Code.

Financial Statements as of March 31, 2006 and 2005, page F-1

Note 7. Stockholders' Equity Transactions, page F-16

18. Please refer to prior comment 38. We note that during the year-ended March 31, 2006, you issued 227,500 common share purchase options to consultants and 87,750 common share purchase options to employees. Please revise the filing to disclose the amount recorded for each of these transactions and reconcile these amounts with the caption "share based compensation" presented in the Statements of Stockholders' Deficiency.

19. As a related matter, we note that you have elected to reclassify amounts recorded as Deferred Compensation into Additional Paid-In Capital. Please revise this note to disclose the accounting purpose and basis for this reclassification.

Part II

Undertakings, page II-8

20. Please provide the undertakings required by Item 512 (g)(2) of Regulation S-B.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kevin Kuhar at (202) 551-3662 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax):   Steven M. Skolnick, Esq.
                 Lowenstein Sandler PC
                 973.597.2477